CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	March 30,	September 29,
	2014	2013

Current assets:
Cash and cash equivalents	$58,591	$97,368
Trade accounts receivable	295,732	255,018
Income taxes receivable	3,322	700
Inventories (note 4)	723,418	595,794
Prepaid expenses and deposits	12,002	14,959
Assets held for sale	5,839	5,839
Other current assets	15,022	11,034
Total current assets	1,113,926	980,712

Non-current assets:
Property, plant and equipment	756,734	655,869
Intangible assets	241,264	247,537
Goodwill	150,099	150,099
Deferred income taxes	-	1,443
Other non-current assets	8,077	7,991
Total non-current assets	1,156,174	1,062,939

Total assets	$2,270,100	$2,043,651

Current liabilities:
Accounts payable and accrued liabilities	$275,528	$289,414
Total current liabilities	275,528	289,414

Non-current liabilities:
Long-term debt (note 5)	148,000	-
Deferred income taxes	1,847	-
Employee benefit obligations	15,052	18,486
Provisions	15,833	16,325
Total non-current liabilities	180,732	34,811

Total liabilities	456,260	324,225

Equity:
Share capital	103,028	107,867
Contributed surplus	34,985	28,869
Retained earnings	1,677,595	1,583,346
Accumulated other comprehensive income	(1,768)	(656)
Total equity attributable to shareholders of the Company	1,813,840	1,719,426

Total liabilities and equity	$2,270,100	$2,043,651

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q2 2014 P.26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Six months ended
	March 30,	March 31,	March 30,	March 31,
	2014	2013	2014	2013

Net sales	$548,795	$523,040	$1,000,210	$943,816
Cost of sales	395,568	371,840	727,784	679,993

Gross profit	153,227	151,200	272,426	263,823

Selling, general and administrative expenses	69,279	73,552	142,091	142,980
Restructuring and acquisition-related costs (note 6)	46	797	2,082	6,139

Operating income	83,902	76,851	128,253	114,704

Financial expenses, net (note 7(b))	60	1,601	528	3,872
Equity earnings in investment in joint venture	-	-	-	(46)

Earnings before income taxes	83,842	75,250	127,725	110,878

Income tax expense	4,655	2,970	6,849	3,310

Net earnings	79,187	72,280	120,876	107,568

Other comprehensive income (loss), net of related
income taxes (note 9):
Cash flow hedges	365	2,357	(1,112)	3,104

Comprehensive income	$79,552	$74,637	$119,764	$110,672

Earnings per share:
Basic (note 10)	$0.65	$0.60	$0.99	$0.89
Diluted (note 10)	$0.64	$0.59	$0.98	$0.88

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q2 2014 P.27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six months ended March 30, 2014 and March 31, 2013
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, September 29, 2013	121,626	$107,867	$28,869	$(656)	$1,583,346	$1,719,426

Share-based compensation	-	-	4,548	-	-	4,548
Shares issued under employee share
purchase plan	10	515	-	-	-	515
Shares issued pursuant to exercise of
stock options	81	3,084	(893)	-	-	2,191
Shares issued or distributed pursuant to
vesting of restricted share units	282	6,043	(6,043)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs	(300)	(14,481)	8,383	-	-	(6,098)
Dividends declared	-	-	121	-	(26,627)	(26,506)
Transactions with shareholders of the
Company recognized directly in equity	73	(4,839)	6,116	-	(26,627)	(25,350)

Cash flow hedges	-	-	-	(1,112)	-	(1,112)
Net earnings	-	-	-	-	120,876	120,876
Comprehensive income	-	-	-	(1,112)	120,876	119,764

Balance, March 30, 2014	121,699	$103,028	$34,985	$(1,768)	$1,677,595	$1,813,840

Balance, September 30, 2012	121,386	$101,113	$25,579	$(7,075)	$1,306,724	$1,426,341

Share-based compensation	-	-	3,805	-	-	3,805
Shares issued under employee share
purchase plan	12	433	-	-	-	433
Shares issued pursuant to exercise of
stock options	39	1,199	(209)	-	-	990
Shares issued or distributed pursuant to
vesting of restricted share units	224	6,537	(6,537)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs	(278)	(9,621)	5,114	-	-	(4,507)
Dividends declared	-	-	126	-	(22,039)	(21,913)
Transactions with shareholders of the
Company recognized directly in equity	(3)	(1,452)	2,299	-	(22,039)	(21,192)

Cash flow hedges	-	-	-	3,104	-	3,104
Net earnings	-	-	-	-	107,568	107,568
Comprehensive income	-	-	-	3,104	107,568	110,672

Balance, March 31, 2013	121,383	$99,661	$27,878	$(3,971)	$1,392,253	$1,515,821

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q2 2014 P.28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Six months ended
	March 30,	March 31,	March 30,	March 31,
	2014	2013	2014	2013

Cash flows from (used in) operating activities:
Net earnings	$79,187	$72,280	$120,876	$107,568
Adjustments to reconcile net earnings to cash flows
from operating activities (note 11(a))	27,214	28,858	48,049	54,840
	106,401	101,138	168,925	162,408
Changes in non-cash working capital balances:
Trade accounts receivable	(69,347)	(68,299)	(41,010)	(11,331)
Income taxes	(757)	(3,245)	(2,603)	(2,364)
Inventories	(34,676)	(2,743)	(125,146)	(63,732)
Prepaid expenses and deposits	(363)	(2,043)	2,957	447
Other current assets	1,903	915	(1,446)	(2,679)
Accounts payable and accrued liabilities	2,406	(849)	(7,389)	(12,445)
Cash flows from (used in) operating activities	5,567	24,874	(5,712)	70,304

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(83,969)	(43,988)	(141,950)	(66,904)
Purchase of intangible assets	(1,871)	(681)	(2,013)	(3,074)
Business acquisition achieved in stages, net of
cash acquired	-	-	-	(2,467)
Proceeds on disposal of assets held for sale and
property, plant and equipment	387	156	1,269	1,371
Cash flows used in investing activities	(85,453)	(44,513)	(142,694)	(71,074)

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving
long-term bank credit facility	84,000	37,000	148,000	33,000
Dividends paid	(26,506)	(21,913)	(26,506)	(21,913)
Proceeds from the issuance of shares	1,936	594	2,657	1,381
Share repurchases for future settlement of
non-Treasury RSUs	-	(5,386)	(14,481)	(9,621)
Cash flows from financing activities	59,430	10,295	109,670	2,847

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	(75)	78	(41)	228
Net (decrease) increase in cash and cash equivalents
during the period	(20,531)	(9,266)	(38,777)	2,305
Cash and cash equivalents, beginning of period	79,122	81,981	97,368	70,410
Cash and cash equivalents, end of period	$58,591	$72,715	$58,591	$72,715

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$434	$1,147	$518	$2,250
Income taxes	3,085	3,940	6,082	5,073

Supplemental disclosure of cash flow information (note 11)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q2 2014 P.29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended March 30, 2014
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are for the Company’s second quarter of fiscal 2014 as at and for the three and six months ended March 30, 2014 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except as noted below. These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2013 audited annual consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 1, 2014.

(b)	Seasonality of the business:

The Company’s revenues and net earnings are subject to seasonal variations. Historically, consolidated net sales have been lowest in the first quarter and highest in the second half of the fiscal year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, net sales have historically been higher during the third quarter of the fiscal year. For our Branded Apparel segment, net sales have historically been higher during the fourth quarter of the fiscal year.

(c)	Initial application of new or amended accounting standards in the reporting period:

On September 30, 2013, the Company adopted the following new or amended accounting standards.

(i)
IFRS 10, Consolidated Financial Statements replaces SIC-12, Consolidation - Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. The adoption of IFRS 10 did not have an impact on the Company’s consolidated financial statements.

(ii)
IFRS 11, Joint Arrangements supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as was the case under IAS 31. The adoption of IFRS 11 did not have an impact on the Company’s consolidated financial statements.

(iii)
IFRS 12, Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. As required, the enhanced disclosures will be included in our annual consolidated financial statements for the year ended October 5, 2014.

QUARTERLY REPORT – Q2 2014 P.30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2. BASIS OF PREPARATION (continued):

(c)	Initial application of new or amended accounting standards in the reporting period (continued):
(iv)
IFRS 13, Fair Value Measurement improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The adoption of IFRS 13 did not result in any measurement adjustments or changes to our valuation techniques to determine fair value. We have included the related quarterly disclosures in note 8 to these condensed interim consolidated financial statements.

(v)
IAS 19, Employee Benefits requires, among other changes, entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The adoption of IAS 19 did not have an impact on recognition or measurement, but will result in additional disclosures in our annual consolidated financial statements for the year ended October 5, 2014.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part covers classification and measurement of financial assets and financial liabilities. In November 2013, the IASB released IFRS 9, Financial Instruments (2013), which introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. Impairment of financial assets will be addressed in the third part of the project.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. The new hedging model represents a significant change in hedge accounting requirements for non-financial risks. It increases the scope of hedged items eligible for hedge accounting and removes the requirements for quantitative thresholds when calculating hedge effectiveness, allowing flexibility in how an economic relationship is demonstrated. This new standard will increase required disclosures about an entity’s risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements. In February 2014, the IASB decided that the mandatory effective date for IFRS 9 will be January 1, 2018. The Company intends to early adopt IFRS 9 effective March 31, 2014. The adoption of IFRS 9 is not expected to have an impact on the Company’s consolidated financial statements, and the related disclosures will be included starting in our condensed interim consolidated financial statements for the three and nine months ending July 6, 2014.

Levies
In May 2013, the IASB released IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recorded before the specified minimum threshold is reached. IFRIC 21 will be effective for the Company’s fiscal year beginning on October 6, 2014, and is to be applied retrospectively. The Company is currently assessing the impact of the adoption of this interpretation on its consolidated financial statements.
QUARTERLY REPORT – Q2 2014 P.31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4. INVENTORIES:

	March 30,	September 29,
	2014	2013

Raw materials and spare parts inventories	$87,293	$69,508
Work in progress	46,604	36,507
Finished goods	589,521	489,779
	$723,418	$595,794

5. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $800 million. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2013, the Company amended its revolving long-term bank credit facility to extend the maturity date from January 2018 to January 2019. As at March 30, 2014, $148.0 million (September 29, 2013 - nil) was drawn under the facility, and the effective interest rate for the six months ended March 30, 2014 was 1.3%. In addition, an amount of $22.3 million (September 29, 2013 - $7.4 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at March 30, 2014.

6. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Six months ended
	March 30,	March 31,	March 30,	March 31,
	2014	2013	2014	2013

Charges related to assets held for sale and property,
plant and equipment	$(92)	$9	$(338)	$1,175
Employee termination and benefit costs	324	138	429	290
Loss on settlement on wind-up of defined benefit
pension plan	-	-	1,898	-
Exit, relocation and other costs	(186)	508	93	2,898
Remeasurement of contingent consideration in
connection with a business acquisition	-	142	-	267
Loss on business acquisition achieved in stages	-	-	-	1,321
Acquisition-related transaction costs	-	-	-	188
	$46	$797	$2,082	$6,139

Restructuring and acquisition-related costs for the six months ended March 30, 2014 relate primarily to a loss incurred on the final settlement on the wind-up of the Gold Toe defined benefit pension plan.

For the six months ended March 31, 2013, exit, relocation and other costs relate primarily to costs incurred in connection with the acquisition and integration of Anvil Holdings, Inc., including a charge of $1.6 million related to lease exit costs. Charges related to assets held for sale and property, plant and equipment of $1.2 million during the six months ended March 31, 2013 included write-downs on the Company’s former U.S. sock knitting and finishing facilities in Fort Payne, Alabama which were closed in prior years in connection with the consolidation of its sock manufacturing operations in Honduras. The Company also incurred a loss on business acquisition achieved in stages of $1.3 million in connection with the acquisition of the remaining 50% interest of CanAm Yarns, LLC.
QUARTERLY REPORT – Q2 2014 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7. OTHER INFORMATION:

(a)	Depreciation and amortization:
	Three months ended		Six months ended
	March 30,	March 31,	March 30,	March 31,
	2014	2013	2014	2013

Depreciation of property, plant and equipment	$20,387	$20,373	$39,853	$40,731
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories
at the beginning and end of the period	(419)	(590)	(2,478)	(6,495)
Depreciation of property, plant and equipment included
in net earnings	19,968	19,783	37,375	34,236
Amortization of intangible assets, excluding software	3,688	3,901	7,376	7,802
Amortization of software	455	390	910	788
Depreciation and amortization included in net earnings	$24,111	$24,074	$45,661	$42,826

Property, plant and equipment includes $104.4 million (September 29, 2013 - $114.0 million) of assets not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

(b)	Financial expenses, net:
	Three months ended		Six months ended
	March 30,	March 31,	March 30,	March 31,
	2014	2013	2014	2013

Interest expense on financial liabilities recorded at
amortized cost	$423	$1,088	$524	$2,109
Bank and other financial charges	869	871	1,579	1,827
Interest accretion on discounted provisions	80	78	160	155
Foreign exchange gain	(1,312)	(436)	(1,735)	(219)
	$60	$1,601	$528	$3,872

QUARTERLY REPORT – Q2 2014 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:

The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	March 30,	September 29,
	2014	2013

Financial assets
Loans and receivables:
Cash and cash equivalents	$58,591	$97,368
Trade accounts receivable	295,732	255,018
Other current assets	14,878	9,931
Long-term non-trade receivables included in other
non-current assets	4,158	3,400
Derivative financial instruments designated as effective
hedging instruments included in other current assets	144	1,103

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	272,722	287,382
Long-term debt - bearing interest at variable rates	148,000	-
Derivative financial instruments designated as effective
hedging instruments included in accounts payable
and accrued liabilities	2,806	2,032

Financial instruments whose carrying value approximates fair value
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt
The fair values of the long-term non-trade receivables included in other non-current assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts because the interest rates applied to measure their carrying amount approximate current market interest rates.

Derivatives
The derivatives consist of foreign exchange forward contracts where the fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the foreign exchange rate set out in the contract and the contract’s value at maturity based on the foreign exchange rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions.

The fair values of loans and receivables, other financial liabilities and derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.
QUARTERLY REPORT – Q2 2014 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9. OTHER COMPREHENSIVE INCOME:
	Three months ended		Six months ended
	March 30,	March 31,	March 30,	March 31,
	2014	2013	2014	2013

Net (loss) gain on derivatives designated as cash flow
hedges	$(504)	$2,372	$(2,162)	$2,417
Income taxes	5	(24)	22	(24)

Amounts reclassified from other comprehensive income
to property, plant and equipment	(481)	-	(907)	-

Amounts reclassified from other comprehensive income
to net earnings, and included in:
Net sales	1,119	530	1,455	802
Cost of sales	-	(281)	-	(281)
Selling, general and administrative expenses	125	7	113	-
Financial expenses, net	115	(247)	387	192
Income taxes	(14)	-	(20)	(2)
Other comprehensive income (loss)	$365	$2,357	$(1,112)	$3,104

As at March 30, 2014, accumulated other comprehensive income includes approximately $1.8 million of net losses on derivatives designated as cash flow hedges, which are expected to be reclassified to net earnings and property, plant and equipment within the next twelve months.

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	March 30,	March 31,	March 30,	March 31,
	2014	2013	2014	2013

Net earnings - basic and diluted	$79,187	$72,280	$120,876	$107,568

Basic earnings per share:
Basic weighted average number of common shares
outstanding	121,610	121,365	121,641	121,410
Basic earnings per share	$0.65	$0.60	$0.99	$0.89

Diluted earnings per share:
Basic weighted average number of common shares
outstanding	121,610	121,365	121,641	121,410
Plus dilutive impact of stock options, Treasury RSUs
and common shares held in trust	1,547	1,264	1,463	1,144
Diluted weighted average number of common shares
outstanding	123,157	122,629	123,104	122,554
Diluted earnings per share	$0.64	$0.59	$0.98	$0.88

Excluded from the above calculation for the three and six months ended March 30, 2014 are 173,226 stock options (2013 - 271,174) and 5,000 restricted share units (“Treasury RSUs”) (2013 - none) which were deemed to be anti-dilutive.
QUARTERLY REPORT – Q2 2014 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:
	Three months ended		Six months ended
	March 30,	March 31,	March 30,	March 31,
	2014	2013	2014	2013

Depreciation and amortization (note 7(a))	$24,111	$24,074	$45,661	$42,826
Loss on business acquisition achieved in stages (note 6)	-	-	-	1,321
Restructuring charges related to assets held for sale
and property, plant and equipment (note 6)	(92)	9	(338)	1,175
Loss on remeasurement of contingent consideration	-	142	-	267
(Gain) loss on disposal of property, plant and equipment	(1,721)	(67)	(804)	206
Share-based compensation	2,794	2,106	4,597	3,847
Deferred income taxes	2,313	2,220	3,403	1,090
Equity earnings in investment in joint venture	-	-	-	(46)
Unrealized net gain on foreign exchange and financial
derivatives	(27)	(1,039)	(643)	(869)
Adjustment to financial derivatives included in other
comprehensive income, net of amounts reclassified to
net earnings	-	180	-	180
Other non-current assets	(1,061)	1,173	(86)	1,429
Employee benefit obligations	1,316	(18)	(3,249)	1,162
Provisions	(419)	78	(492)	2,252
	$27,214	$28,858	$48,049	$54,840

(b)	Variations in non-cash transactions:
	Three months ended		Six months ended
	March 30,	March 31,	March 30,	March 31,
	2014	2013	2014	2013

Dividends declared included in dividends payable	$(13,164)	$(10,849)	$-	$-
Share repurchases for future settlement of non-Treasury
RSUs included in accounts payable and accrued
liabilities	-	(5,391)	-	-
Additions to property, plant and equipment included in
accounts payable and accrued liabilities	(141)	(956)	2,385	(1,361)
Addition to property, plant and equipment transferred
from prepaid expenses and deposits and other
non-current assets	-	5,826	-	5,826
Proceeds on disposal of property, plant and equipment
included in other current assets	(3,490)	-	(3,490)	-
Transfer from accounts payable and accrued liabilities to
to contributed surplus in connection with share
repurchases for future settlement of non-Treasury RSUs	-	-	8,383	5,114
Non-cash ascribed value credited to contributed surplus
for dividends attributed to Treasury RSUs	121	126	121	126
Non-cash ascribed value credited to share capital from
shares issued or distributed pursuant to vesting of
restricted share units and exercise of stock options	1,713	203	6,936	6,746
QUARTERLY REPORT – Q2 2014 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(c)	Cash and cash equivalents:
	March 30,	September 29,
	2014	2013

Bank balances	$58,533	$96,493
Term deposits	58	875
	$58,591	$97,368

12. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

13. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear and activewear products, primarily to U.S. retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2013 audited annual consolidated financial statements.
QUARTERLY REPORT – Q2 2014 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13. SEGMENT INFORMATION (continued):

	Three months ended		Six months ended
	March 30,	March 31,	March 30,	March 31,
	2014	2013	2014	2013

Segmented net sales:
Printwear	$378,530	$368,002	$640,373	$611,742
Branded Apparel	170,265	155,038	359,837	332,074
Total net sales	$548,795	$523,040	$1,000,210	$943,816

Segment operating income:
Printwear	$92,159	$87,307	$140,415	$133,173
Branded Apparel	13,289	13,427	35,226	33,061
Total segment operating income	$105,448	$100,734	$175,641	$166,234

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$105,448	$100,734	$175,641	$166,234
Amortization of intangible assets, excluding software	(3,688)	(3,901)	(7,376)	(7,802)
Corporate expenses	(17,812)	(19,185)	(37,930)	(37,589)
Restructuring and acquisition-related costs	(46)	(797)	(2,082)	(6,139)
Financial expenses, net	(60)	(1,601)	(528)	(3,872)
Equity earnings in investment in joint venture	-	-	-	46
Earnings before income taxes	$83,842	$75,250	$127,725	$110,878

QUARTERLY REPORT – Q2 2014 P.38